EX-99.B(d)(2)(ii)

APPENDIX A

GALLIARD INVESTMENT SUB-ADVISORY AGREEMENT

WELLS FARGO FUNDS TRUST

Funds Trust Funds

Aggressive Allocation Fund Conservative Allocation Fund Diversified Bond Fund Growth Balanced Fund Moderate Balanced Fund Stable Income Fund

Most recent annual approval by the Board of Trustees: March 31, 2006

Appendix A amended: March 31, 2006

SCHEDULE A

GALLIARD INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT

WELLS FARGO FUNDS TRUST

This fee agreement is made as of the 7th day of August, 2001, by and between Wells Fargo Funds Management, LLC (the “Adviser”) and Galliard Capital Management, Inc. (the “Sub-Adviser”); and

WHEREAS, the parties and Wells Fargo Funds Trust (the “Trust”) have entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) whereby the Sub-Adviser provides investment management advice to each series of the Trust as listed in Schedule A to the Sub-Advisory Agreement (each a “Fund” and collectively the “Funds”).

WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be as agreed upon in writing by the parties.

NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated as follows on a monthly basis by applying the following annual rates per Fund for assets formerly invested in the Managed Fixed Income Portfolio and Stable Income Portfolio:

Name of Fund	Breakpoints	Sub-Advisory Rate
Managed Fixed Income Portfolio	First 500M First 1B Over 1.5B	0.10 0.05 0.03	% % %
Stable Income Portfolio	First 500M First 1B Over 1.5B	0.10 0.05 0.03	% % %

In determining whether a particular breakpoint has been reached, the Adviser and the Sub-Adviser agree that the assets of each Fund that had assets invested in the Managed Fixed Income Portfolio and/or Stable Income Portfolio shall be combined. After combining the assets of the affected Funds, the Adviser shall determine a blended fee rate. The blended fee rate shall be applied equally across the Funds.

No fee, however, shall be payable hereunder with respect to a Fund during any period in which the Fund invests all (or substantially all) of its investment assets in a registered, open-end, management investment company, or separate series thereof, in accordance with and reliance upon Section 12(d)(1)(E) under the Act.

The net assets under management against which the foregoing fees are to be applied are the net assets as of the last day of the month. If this fee agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month this agreement is in effect shall be subject to a pro rata adjustment based on the number of days elapsed in the current month as a percentage of the total number of days in such month. During any period when the determination of net asset value is suspended, the net asset value for the last day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of the month.

The foregoing fee schedule is agreed to as of March 31, 2006 and shall remain in effect until changed in writing by the parties.

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ Andrew Owen
Andrew Owen
Senior Vice President

GALLIARD CAPITAL MANAGEMENT, INC.

By:
John R. Caswell
Managing Partner